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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67403

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Setter Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☉ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Bloor Street West, Suite 17000
                                        (No. and Street)

Toronto	Ontario	M4W 3E2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter McGrath, President, 416-964-9555		peterm@settercap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

                                  (Name – if individual, state last, first, and middle name)

94/8, Block A, Wazirpur Industrial Area, Main Ring Rd New Delhi	India	110052
(Address)	(City) (State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(▮)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter McGrath _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Setter Capital Inc. _____, as of December 31 _____, 2 025 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

_(&JP\M*J_

Angela V £ Planas, Commissioner of Oaths, etc.
Notary Public

Sworn/Affirmed remotely by Peter McGrath stated as being located in Toronto, Ontario, Canada, before me in Windsor, Ontario, Canada on March 2, 2026 in accordance with O. Reg 431/20, Administering Oath or Declaration Remotely.

fOI

This filing** contains (check all applicable boxes):

- ⭘ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-■ or 17 CFR 240.18a-■, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-■, 17 CFR 240.18a-■, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ⭘ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ⭘ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Setter Capital Inc.

(SEC I.D. No. 8 - 67403)

**Statement of Financial Condition and Supplementary Information
and
Report of Independent Registered Public Accounting Firm**

As of December 31, 2025
(Expressed in U.S. Dollars)

**Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT**



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Setter Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Setter Capital, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respect, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India
March 02, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India


Setter Capital Inc.

Statement of Financial Condition
(Expressed in U.S. Dollars)

As of December 31, 2025


Assets	
Cash and cash equivalents *(Note 4)*	**$ 37,667,787**
Equity securities	**1,895,469**
Accounts receivable	**10,582,239**
Government sales taxes recoverable	**97,861**
Prepaid expenses and deposits (*Note 6)*	**3,479,112**
Due from shareholder (*Note 6)*	**3,466**
Deferred tax assets *(Note 11)*	**609,087**
Property and equipment	**65,088**
(net of accumulated depreciation of $(459,026)	
Intangible asse *(Note 9)*	**153,864**
(net of accumulated depreciation of $(268,861)	
Right-Of-Use asset *(Note 7)*	**448,935**
(net of accumulated depreciation of $(308,272)	
	$ 55,002,908
Liabilities	
Accounts payable and accrued liabilities *(Note 6)*	**$ 44,036,359**
Income tax payable	**25,667**
Lease liability *(Note* 8*)*	**484,291**
	$ 44,546,317
Stockholder's Equity	
Common stock (*Note 5)*	**81,450**
Accumulated retained earnings	**10,375,141**
	10,456,591
Total Liability and Stockholder's Equity	**$ 55,002,908**

See accompanying notes to the statement of financial condition

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2025

1. **Organization and Description of Business**

    Setter Capital Inc. ("Setter" or the "Company") is incorporated under the laws of the Province of Ontario. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. Setter is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned acting as an intermediary to investment banking transactions. The Company's office is in Toronto, Canada.

    Segment Reporting
    The Company is engaged in a single line of business as a broker-dealer on the secondary market. The Company has identified its President the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, as well as in the forecasting and planning processes. Additionally, the CODM uses excess net capital (see Note 3) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute the profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 2). The Company derived $55.5 million of total revenues earned during the year ended December 31, 2025. The significant expenses are reported on the accompanying income statement of this report.

2. **Summary of Significant Accounting Policies**

    The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

    Revenues from Contracts with Customers

    Revenue Recognition Policy
    The Company derives its revenues primarily form concession fees. Fees are earned from successful investment banking intermediary transactions of non-registered customer investments. The fees earned are contingent upon the successful completion of the underlying transaction for which the services are rendered. As such, the Company records this revenue as earned upon successful completion of a transaction.

    Performance Obligation
    On successfully pairing a seller with a buyer and the underlying financial transaction closes. At this point the company has no further performance obligations.

    Variable Consideration
    The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

    Various economic factors affect revenue and cash flows. In substantially all revenue transactions, cash collections on concession fees earned from successful transactions are realized immediately after the transaction is consummated.

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2025

2. **Summary of Significant Accounting Policies** (Continued)

The timing of revenue recognition results in billed concession fees receivable on the statement of financial condition. The beginning and ending accounting receivable balances were as follows:

	2025	2024
	$ 10,582,239	$ 8,273,314

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on deposit and other highly liquid short-term investments maintained with major financial institutions in Canada. Deposits with these institutions may exceed the amount of insurance (CAD $100,000) provided on such deposits. These deposits bear minimal credit risk as they are generally redeemable on demand.

Equity Securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar instrument. Interest and dividends are included in net investment revenue.

Accounts Receivables

Accounts receivable consists of trade receivables for concession fees earned as an intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for potential bad debts. The review is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is deemed necessary at December 31, 2025.

Bonus Payable.

Bonuses are accrued on a quarterly basis, reflecting a portion of the company's profit. These bonuses are then paid out in the first half of the following fiscal year. The initial portion of the bonus is allocated to employees based on their individual performance, as assessed during the evaluation period. The remaining balance of the bonus pool is distributed to the President, based on management's judgment and with consideration of the company's overall profitability, strategic objectives, and long-term goals

Depreciation

Furniture, computer equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and impairment charges, if any. Depreciation on furniture and computer equipment is calculated using the declining balance method at rates sufficient to depreciate these assets over their estimated useful lives of typically three to five years. Depreciation on leasehold improvements is calculated using the straight-line method over the term of lease.

Leases and Right-of-Use Assets

The Company follows FASB ASC 842, Leases. The determination of whether an arrangement is a lease is made at the lease's inception. Under FASB ASC 842, Leases, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent their obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2025

2. **Summary of Significant Accounting Policies** (Continued)

payments over the lease term. The Company uses the rate implicit in the lease when it is readily

determinable. The current Company's leases do not provide an implicit rate, therefore, to determine the present value of lease payments, management uses the Companies incremental borrowing rate determined as 10.2%. Operating lease ROU assets also include any lease payments made and exclude

any lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the options will be exercised.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Foreign Currency Translation
The Company's functional currency is the U.S. dollar as it is this currency that primarily influences the market price of concession fees earned. Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Fair Value of Equity Investments
U.S. Generally Accepted Accounting Principles (GAAP) defines fair value, expands disclosure requirements related to fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1   Quoted prices for identical instruments in active markets.

Level 2   Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3   Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2025

the use of unobservable inputs when determining fair value.

In accordance with U.S. GAAP, certain assets are required to be recorded at fair value on a recurring basis. The only assets that are adjusted to fair value on a recurring basis are investments in equity securities with readily determinable fair values. The fair values of our investments in equity securities using quoted market prices from daily exchange traded markets are based on the closing price as of the statement of financial condition date and are classified as Level 1.

3. **Regulatory Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2025, the Company had net capital of approximately $29,070,257, which is in excess of the required minimum net capital of $2,969,754. The Company's net capital ratio of aggregate indebtedness to net capital was 1.53 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may neither be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital. The Company neither made any equity capital withdrawal nor paid out cash dividend as at 31 December 2025.

4. **Cash and Cash Equivalents**

The Company's cash and cash equivalents comprise of cash on deposit of $4,003,632 and highly liquid short-term investments of $ 33,664,155 both with a major financial institution in Canada.

5. **Common Stock**

			2025
Authorized:	Unlimited number of Common Shares and non-voting Special Shares		
Issued:	1,000 common shares	$	81,450

6. **Related Party Transactions and Balances**

The amount due to shareholder is unsecured, non-interest bearing and due and payable on demand.

At the end of 2023 Setter entered into a service agreement with Institutional Link Inc, a company owned by family members of Peter McGrath, President and Director. The service agreement provides for licenses to access data for sourcing clients, accessing deals, pricing information and other research materials relevant to the secondary fund-raising markets. As at 31st December 2023, Setter advanced $ 3,950,000 to Institutional Link Inc, out of which an amount of $3,080,048 is standing as prepayment for the service as at December 31, 2025.

7. **Right-of Use Assets**

The Company leases office space in Toronto Ontario under a noncancelable Operating lease. The remaining lease term is 46 months.

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2025

The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The following summarizes the line items in the balance sheet which include amounts for the leases as of December 31, 2025

	2025
Costs	
Balance, at the beginning of the yea	576,056
Additions during the year	-
Amortization	(127,121)
Balance, end of the year	$ 448,935

Right-of-use asset comprises two leased office spaces and is amortized for 63 and 76 months respectively.

8. **Lease Liability**

	2025
Costs	
Balance, at the beginning of the year	594,971
Additions during the year	-
Interest expense	56,287
Lease payments	(190,396)
Exchange Loss	23,429
Balance, end of the year	$ 484,291
Allocated as:	
Current	152,983
Long term	331,308
Balance, end of the year	$ 484,291

The lease payments are discounted using an interest rate of 10.2%, which is the Company's incremental borrowing rate. The leases have an expiry date of October 31, 2028 without an option to extend.

The maturities of Operating lease liabilities undiscounted cashflows are as follows for are as follows

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2025

Less than one year	195,378
One to five years	364,763
Above five years	-
Total lease payment	560,141
Less interest	(75,849)
Present value of lease liabilities	484,291

9. **Intangible asset**

In September 2025 a website for communication with potential and existing clients was released in production, A cost of developing the website was capitalized as intangible asset. Depreciation of the website is calculated using the declining balance method

	2025
Costs	
Balance, at the beginning of the yea	277,274
Additions during the year	40,000
Amortization	(163.610)
Balance, end of the year	$ 153,864

10. **Financial Instruments**

Fair Values
The carrying amount of cash and cash equivalents, accounts receivable, due to shareholder and accounts payable and accrued liabilities approximates their fair value due to their short-term, demand nature or imminent maturity.

Credit Risk Management
The Company is exposed to credit risk on its accounts receivable. The credit risk on accounts receivable is minimized as all transactions involve large well capitalized financial institutions.

Currency Risk
Approximately 6.2% of Setter's revenues are denominated in Euros. Consequently, this portion of concession revenues and related accounts receivables are exposed to foreign currency exchange fluctuations. The Company pays its income, payroll and sales taxes and employee compensation and benefits in Canadian dollars, which are also exposed to foreign currency exchange fluctuations.

As at December 31, 2025, the Company had deposits of Euros nil and Canadian dollars $1,068,454.00at major Canadian financial institutions. A 5% increase in the United States dollar vis à vis the Canadian dollar will decrease net income by $182,347assuming all other variables remain consistent.

As at December 31, 2025, the Company had trade receivables Euros of 1,218,864. A 5% increase in the United States dollar vis à vis the Euro will decrease net income by $71,535 assuming all other

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2025

variables remain consistent.

As at December 31, 2025, the Company had accounts payable and accrued liabilities of CAD $60,280,653.00. A 5% increase in the United States dollar vis à vis the Canadian dollar will increase net income by $2,199,061, assuming all other variables remain consistent.

11. Income Taxes

Setter's only permanent establishment is in Canada, as such it is only subject to Canadian income taxes. In Canada, the general combined statutory federal and Ontario provincial income tax rate is 26.50%.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2020 and forward.

The analysis of income tax expense and deferred tax is shown below:

Income tax expense	December 31, 2025
Current income tax expense	$ 25,667
Deferred income tax expense	(-66.3621
Amount recorded in income statement	(40.6951
Deferred tax asset	
Capital assets	$ (-10,8951
Investments	619.982
Deferred tax assets	$ 609,087

12. Contingent Liability

In the normal course of business, the Company may become involved in legal proceedings, the outcomes of which cannot be reliable determined and/or measured and, accordingly, no provision is recognized in its financial statements. The Company believes there are no current legal proceedings which will result in a material favorable or unfavorable effect on its financial position or results of operations. During the year ended December 31, 2025, no provision was recorded in these financial statements in relation to the below legal proceedings.
As at December 31, 2025, there is a legal claim (the "Claim") involving Setter, as defendant, and a former employee and a joint venture cofounded by Setter, as co-Plaintiffs. The Claim asserts breach of confidentiality/non-compete agreement and breach of contract for nonpayment of commission owed. Management has accessed and does not feel a contingent liability is required.

13. Subsequent Events

There are no subsequent events through the date the financial statements are issued that are required to be disclosed.


Document Details

Title	AuditPack Public_Setter 2025.pdf
File Name	AuditPack Public_Setter 2025.pdf
Document ID	75ec73e9f66149f989cd625625a48201
Fingerprint	2c6a89cd01cb899570bb7ef549075e47
Status	Completed

Document History

Document Created	Document Created by Angela Planas (aplanas@notarize.ca) Fingerprint: 26a8de700fb669ca466eb398bdd586be	2026 Mar 02 06:09PM America/Toronto
Document Sent	Document Sent to Angela Planas (aplanas@notarize.ca)	2026 Mar 02 06:09PM America/Toronto
Document Sent	Document Sent to Peter McGrath (peterm@settercap.com)	2026 Mar 02 06:09PM America/Toronto
Document Viewed	Document Viewed by Angela Planas (aplanas@notarize.ca) IP: 142.114.196.67	2026 Mar 02 06:09PM America/Toronto
Document Viewed	Document Viewed by Angela Planas (aplanas@notarize.ca) IP: 142.114.196.67	2026 Mar 02 06:12PM America/Toronto
Document Viewed	Document Viewed by Angela Planas (aplanas@notarize.ca) IP: 142.114.196.67	2026 Mar 02 06:18PM America/Toronto
Document Viewed	Document Viewed by Angela Planas (aplanas@notarize.ca) IP: 142.114.196.67	2026 Mar 02 06:18PM America/Toronto
Document Viewed	Document Viewed by Peter McGrath (peterm@settercap.com) IP: 99.208.125.246	2026 Mar 02 06:18PM America/Toronto

Document Signed

Document Signed by Peter McGrath (peterm@settercap.com)
IP: 99.208.125.246



2026 Mar 02
06:19PM
America/Toronto

Document Signed

Document Signed by Angela Planas (aplanas@notarize.ca)
IP: 142.114.196.67



2026 Mar 02
06:19PM
America/Toronto

Document Completed

This document has been completed.
Fingerprint: 2c6a89cd01Cb899570bb7ef549075e47

2026 Mar 02
06:19PM
America/Toronto